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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(1)

(b)
Notice of Extension, dated July 7, 2006.(2)

(c)
Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

(d)
Notice of Variation, dated July 21, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(4)

(e)
Notice of Extension, dated August 15, 2006.(5)

(f)
Notice of Compulsory Acquisition, dated September 5, 2006, including Transmittal and Election Form.(6)

(g)
Notice of Compulsory Acquisition, dated October 2, 2006, including Transmittal and Election Form.(7)

(h)
Notice of Compliance, dated October 3, 2006.(7)

Item 2.    Informational Legends

(a)
See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)
See the inside front cover page of the Notice of Extension, dated July 7, 2006.(2)

(c)
See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

(d)
See the inside front cover page of the Notice of Variation, dated July 21, 2006.(4)

(e)
See the inside front cover page of the Notice of Extension, dated August 15, 2006.(5)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

(6)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 8) (File No. 005-62437) filed September 6, 2006.

(7)
Filed herewith.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. This Offer was not approved or disapproved by any securities regulatory authority nor did any securities regulatory authority pass upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

NOTICE OF COMPULSORY ACQUISITION

October 2, 2006

Dear Shareholder of Falconbridge Limited,

        Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata"), made an offer to all holders (the "Shareholders") of Common Shares (as that term is defined herein) of Falconbridge Limited ("Falconbridge") pursuant to an offer and circular dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which included Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

        Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the issued and outstanding Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

        On September 5, 2006, the Offeror gave notice to all holders of Common Shares outstanding on August 31, 2006 that it was exercising its right under section 188 of the Business Corporations Act (Ontario) (the "OBCA") to acquire (the "First Compulsory Acquisition") all of the Common Shares to which the Offer relates, other than Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer.

        Since August 29, 2006, additional Common Shares have been issued by Falconbridge upon conversion of its adjustable rate convertible subordinated debentures due April 30, 2007. The Offeror hereby gives you notice that it is exercising its right under section 188 of the OBCA to acquire (the "Second Compulsory Acquisition") all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its affiliates, which the Offeror (i) did not acquire under the Offer; or (ii) will not acquire pursuant to the First Compulsory Acquisition.

Compulsory Acquisition

        Pursuant to section 188 of the OBCA, within 20 days after receiving this notice you are required to elect:

  (a)
  to transfer your Common Shares to the Offeror on the basis of Cdn. $62.50 in cash for each Common Share; or

  (b)
  to demand payment of the fair value of your Common Shares in accordance with subsections 188(13) to (21) of the OBCA by notifying the Offeror at the address of CIBC Mellon Trust Company (the "Transfer Agent") set forth below.

        The Offeror must receive notice of your election, regardless of which alternative set forth in paragraphs (a) and (b) above you elect, through the Transfer Agent at or before midnight (Toronto time) on October 27, 2006. If you do not notify the Offeror in accordance with paragraph (b) above, or if an election is improperly made at such time, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in paragraph (a) above.

Transmittal and Election Form

        Enclosed with this Offeror's Notice is a transmittal and election form (the "Transmittal and Election Form") which, if completed and returned to the Transfer Agent at the address set forth below in the enclosed envelope, so as to be received by the Transfer Agent by midnight (Toronto time) on October 27, 2006, will constitute notice to the Offeror of your election.

        You must, in all events and regardless of which alternative you elect, send all certificates representing your Common Shares to the Transfer Agent, as agent for Falconbridge, at the following address within 20 days after receipt of this Offeror's Notice:

By Mail	By Hand or by Courier

CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9

Telephone: 1 (416) 643-5500 (Toronto and outside of Canada)
Toll Free Phone: 1-800-387-0825 (North America only)
E-Mail: inquiries@cibcmellon.com

        The method used to deliver certificates representing your Common Shares to the Transfer Agent is at the option and risk of the Shareholder. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of October 27, 2006 to permit delivery to the Transfer Agent at or prior to midnight (Toronto time) on such date. Delivery will only be effective upon actual receipt by the Transfer Agent.

        If a certificate has been lost, destroyed, mutilated or mislaid, you should contact the Transfer Agent, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Transfer Agent may contact you.

        If you complete and deliver to the Transfer Agent the Transmittal and Election Form with the certificates representing your Common Shares on or before midnight (Toronto time) on October 27, 2006, the cash to which you are entitled if you elect to transfer your Common Shares to the Offeror will be sent to you by mail promptly after November 11, 2006.

        The foregoing is a summary only of the Second Compulsory Acquisition and is qualified in its entirety by the provisions of section 188 of the OBCA. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 188 of the OBCA, you should consult your legal advisors.

(The remainder of this page has been left blank intentionally.)

2

        Questions and requests for assistance may be directed to the Transfer Agent at the above address and telephone numbers.

Yours very truly,
/s/ BENNY S. LEVENE
Benny S. Levene President Xstrata Canada Inc.

3

TRANSMITTAL AND ELECTION FORM

TO:	XSTRATA CANADA INC.
AND TO:	CIBC MELLON TRUST COMPANY., as Transfer Agent, at the address set out herein.

        Reference is made to: (i) the offer of Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc, dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the Notice of Extension, dated July 7, 2006 (the "First Extension"), the Notice of Variation, dated July 11, 2006 (the "First Variation"), the Notice of Variation, dated July 21, 2006 (the "Second Variation"), and the Notice of Extension, dated August 15, 2006 (the "Second Extension") (as varied, amended, and supplemented, the "Offer"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholders rights plan of Falconbridge (collectively, unless the context otherwise requires, the "Common Shares"), including Common Shares that may have been issued and were outstanding after the date of the Original Offer, but before the Expiry Time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible, exchangeable or exercisable for Common Shares; (ii) the notice of the Offeror, dated September 5, 2006 (the "First Offeror's Notice"), relating to the acquisition (the "First Compulsory Acquisition") by the Offeror of all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its Affiliates, which the Offeror did not acquire under the Offer; and (iii) the notice of the Offeror, dated October 2, 2006 (the "Second Offeror's Notice"), relating to the acquisition (the "Second Compulsory Acquisition") by the Offeror of all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its Affiliates, which the Offeror (a) did not acquire under the Offer; or (b) will not acquire pursuant to the First Compulsory Acquisition, on the basis of Cdn. $62.50 in cash for each Common Share (the "Cash Payment").

        Capitalized terms used but not otherwise defined in this Transmittal and Election Form which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation and the Second Extension (as varied, amended and supplemented, the "Circular"), have the respective meanings set out in the Circular, which is available in Falconbridge's filings at www.sedar.com.

        Please complete Box 1, Box 2, Box 3 and Box 4 of this Transmittal and Election Form. If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 27, 2006, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

U.S. Shareholders and Substitute Form W-9

        U.S. federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Transfer Agent with its correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Transfer Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

        To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this Transmittal and Election Form, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

        If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this Transmittal and Election Form. In such case, the Transfer Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Transfer Agent and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Transfer Agent.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.

BOX 1 ELECTION OF CONSIDERATION OR DEMAND FOR PAYMENT

Pursuant to subsection 188 of the Business Corporations Act (Ontario) (the "OBCA"), the undersigned holder of Common Shares elects as follows in respect of the Common Shares referred to at Box 2 and represented by the enclosed certificate(s):
Shareholders may choose only ONE of the choices below:
☐ Choice A — The CASH ALTERNATIVE
Shareholders who check this box will transfer such Common Shares to the Offeror and will receive Cdn. $62.50 in cash for each of such Common Shares.
☐ Choice B — The COURT APPRAISAL ALTERNATIVE

Shareholders who check this box elect to demand payment of the fair value of such Common Shares in accordance with sections 188(13) to (21) of the OBCA, and hereby notify the Offeror of such election.*

* This or other written notice of an election to demand payment of the fair value of the Common Shares represented by the enclosed certificate(s) must be given to the Transfer Agent at the address set out herein so as to be received by no later than midnight (Toronto time) October 27, 2006, failing which the Shareholder will be deemed to have elected to transfer the Shareholder's Common Shares to the Offeror on the basis of the Cash Payment.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 27, 2006, or if you do not make an election in Box 1 of your Transmittal and Election Form, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

BOX 2
DESCRIPTION OF FALCONBRIDGE COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)

Certificate Number(s)	Name(s) in which Registered (please print)	Falconbridge Common Shares Represented by Certificate

Total:

BOX 3
CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Second Offeror's Notice in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.
A Shareholder who does not check the box above will receive payment of consideration under the Second Offeror's Notice in Canadian dollars.

BOX 4
U.S. SHAREHOLDERS

A U.S. Shareholder is any Shareholder (A) whose address on the records of the transfer agent of the Common Shares is within the United States or any territory or possession thereof, or (B) that is a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Transmittal and Election Form represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Transmittal and Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

        DATED this                          day of                                     , 2006.

Signature of Shareholder
Name (please print)

Address (please print)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service	Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Payer's Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Name

Business Name

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person Date , 2006

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE SECOND COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THIS SUBSTITUTE FORM W-9.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date , 2006

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:			Give The Taxpayer Identification

1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship		The owner(3)
6.	A valid trust, estate, or pension trust		The legal entity(4)
7.	Corporate		The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account		The organization
9.	Partnership		The partnership
10.	A broker or registered nominee		The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's name must be used.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i)
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)
The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)
An international organization or any agency or instrumentality thereof.

(iv)
A foreign government and any political subdivision, agency or instrumentality thereof.

(v)
A corporation.

(vi)
A financial institution.

(vii)
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(viii)
A real estate investment trust.

(ix)
A common trust fund operated by a bank under Section 584(a).

(x)
An entity registered at all times during the tax year under the Investment Company Act of 1940.

(xi)
A custodian.

(xii)
A futures commission merchant registered with the Commodity Futures Trading Commission.

(xiii)
A foreign central bank of issue.

(xiv)
A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

SEND YOUR TRANSMITTAL AND ELECTION FORM TO THE TRANSFER AGENT
AT THE FOLLOWING ADDRESS:

By Mail	By Hand or by Courier

CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9

Telephone: 1 (416) 643-5500 (Toronto and outside of Canada) Toll Free Phone: 1-800-387-0825 (North America only) E-Mail: inquiries@cibcmellon.com

NOTICE OF COMPLIANCE

October 3, 2006

Dear Shareholder of Falconbridge Limited,

        Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata"), made an offer to all holders (the "Shareholders") of Common Shares (as that term is defined herein) of Falconbridge Limited ("Falconbridge") pursuant to an offer and circular dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

        Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

        The Offeror provided notice to all "dissenting offerees" (as that term is defined in subsection 187(2) of the Business Corporations Act (Ontario) (the "OBCA")) of Falconbridge pursuant to a notice of compulsory acquisition (the "Offeror's Notice") dated September 5, 2006, that it intends to acquire, pursuant to the provisions of section 188 of the OBCA, all of the issued and outstanding Common Shares which it did not acquire under the Offer.

        I hereby give notice on behalf of the Offeror in accordance with subsection 188(8) of the OBCA, that the Offeror transferred to Falconbridge on September 25, 2006, the amount of money that it would have had to pay to all dissenting offerees if they had elected to deposit their Common Shares under the Offer.

XSTRATA CANADA INC.
By:	(Signed) BENNY S. LEVENE Name: Benny S. Levene Title: President

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
1.6	Early Warning Report, dated July 21, 2006, filed by Xstrata Alberta(4)
1.7	Early Warning Report, dated July 27, 2006, filed by Xstrata Alberta(5)
1.8	Early Warning Report, dated July 28, 2006, filed by Xstrata Alberta(6)
1.9	Early Warning Report, dated August 15, 2006, filed by Xstrata Canada(7)
1.10	Early Warning Report, dated August 28, 2006, filed by Xstrata Canada(8)
1.11	Report of Result of a Take-Over Bid (Quebec), dated August 28, 2006, filed by Xstrata Canada(8)
1.12	Early Warning Report, dated September 6, 2006, filed by Xstrata Canada(9)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006

(4)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 4) (File No. 005-62437) filed July 27, 2006.

(6)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 5) (File No. 005-62437) filed July 31, 2006.

(7)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

(8)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 7) (File No. 005-62437) filed August 28, 2006.

(9)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 8) (File No. 005-62437) filed September 6, 2006.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 9 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: October 3, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 9 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: October 3, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE OF COMPULSORY ACQUISITION
TRANSMITTAL AND ELECTION FORM
SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
NOTICE OF COMPLIANCE
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES